The small-cap Russell 2000 has outperformed the large-cap S&P 500 by an average of 3.96% per year over the three-year period after each of the last four recessions.

Looking for a five-star small cap fund with significant capacity?

Visit www.paradigmcapital.com to learn more about Paradigm's research-driven institutional approach to small-cap investing for banks and trust companies.

To request information about how the no-load Paradigm Value Fund (PVFAX) can fit into your bank's asset allocation model, please contact Gordon Sacks, Vice President. 518 431-3261 direct or gsacks@paradigmcapital.com

Consider the investment objectives, risks, charges, and expenses of each Paradigm Fund carefully before investing. The prospectus and the statement of additional information contain this and other information about the Funds and are available by calling 800-239-0732. Please read the prospectus and statement of additional information carefully before investing.

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of June 30, 2009, the number of funds in the Small Value category tracked by Morningstar was 316 for the 3 year period and Overall Ranking and 239 for the 5 year period. As of June 30, 2009, the Paradigm Value Fund did not have a 10-year rating.

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Paradigm Value Fund (PVFAX)

Five-star Small-Cap Value fund

Rankings as of 6/30/09

- Significant capacity
- Strong performance history & investment process
- Designed for fee-based advisors: No load, no 12b-1
- Available through Pershing, Schwab, Fidelity, AIG, TD Ameritrade and other platforms

Paradigm

Capital Management, Inc.